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November 9, 2007	Via Facsimile & EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Immediatek, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2006 File No. 000-26073
Ladies and Gentlemen:
Immediatek, Inc., a Nevada corporation (the “Company”), hereby files via EDGAR with the United States Securities and Exchange Commission (the “Commission”) a complete copy of the Company’s Form 10-KSB/A (Amendment No. 1) for the fiscal year ended December 31, 2006 (the “Amended Form 10-KSB”).
The Amended Form 10-KSB incorporates changes responsive to the comments set forth in the Commission’s letter to the Company, dated October 23, 2007. For your convenience, we have repeated each comment prior to the response. All references to page numbers in the discussion below are to the pages in the Amended Form 10-KSB.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Item 8A. Controls and Procedures, page 27
1.	We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective at December 31, 2006. We further note, that “notwithstanding the material weakness described below” management concluded that the consolidated financial statements fairly state, in all material respects, the Company’s financial condition, results of operations and cash flows for the periods presented. In addition, based on the material weaknesses noted, the Company concluded that you did not have effective internal controls. Given the material weaknesses and the ineffective internal controls noted, it is unclear how your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures were effective at December 31, 2006. In light of the fact that a material weakness existed with respect to the design or operation of your internal controls over financial reporting, disclose in reasonable detail the basis for the officers’ conclusions that the Company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.

United States Securities and Exchange Commission
November 9, 2007

Per your request, we have amended and supplemented the disclosure commencing on page 1 of the Amended Form 10-KSB to disclose in reasonable detail the basis for the officers’ conclusions that our disclosure controls and procedures were effective despite the conclusion that our internal controls over financial reporting were determined to be ineffective at that time.
As supplemental information for the Staff of the Commission, the primary reason that our internal controls over financial reporting are ineffective is due to our limited number of personnel, which we believe prevents us from meeting the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. We do, however, believe we have adequate controls over cash and fixed assets. The restatement of the financial statements for the period ended June 30, 2006, was to correct the commitment date used to measure the fair market value of a certain note entered into on April 7, 2006 and converted on June 7, 2006 and to correct the calculation of the historical cost of the minority interest as a result of push down accounting. We believe that our original interpretation of the accounting principles applicable to those items was not unreasonable; however, our new independent registered public accounting firm interpreted those accounting principles slightly differently, which, after revisited, led us to concur with its interpretation and make the appropriate corrections. We timely addressed those issues and revised our disclosures accordingly. Therefore, we believe that we timely report all material events, even in light of our ineffective internal controls over financial reporting. The fact that a restatement had to be made to our financial statements, did not, in our view, diminish our procedures for recording, processing, summarizing and reporting, within the time periods specified in the SEC’s rules and forms, material information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934. Further, in our view, the limited number of personnel we have provides better assurances that information is timely disclosed, as said personnel is actively involved in every facet of our operations.
Audit Opinion, F-3
2.	Revise to filing to include the city and state in which the audit opinion of Beckstead and Watts, LLP was issued in accordance with Item 310 of Regulation S-B
As requested, the audit opinion of Beckstead and Watts, LLP has been re-issued to include the city and state in which it was issued in accordance with Item 310 of Regulation S-B. The re-issued audit opinion is included in the Amended Form 10-KSB on page F-3.
Additionally, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
November 9, 2007

If any members of the Commission have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact Corey Prestidge at (214) 696-6614.

Very truly yours,
/s/ DARIN DIVINIA

Darin Divinia
Chief Executive Officer

CGP:cgp
Enclosures

cc/encl:	Megan Akst United States Securities and Exchange Commission Corey Prestidge